Exhibit 6.5

MRK Enterprises Inc.
P0 Box 6193
New York, NY 10015


                                                                  June 2nd, 1999


Adirondack Pure Springs Mt. Water Co.
125 Michael Drive
Syosset, NY 11791
ATT.:    David Sackler, President

                                  RE: Services

Dear Mr. Sackler;

Please note that the following services will be provided as per our agreement; In connection with the initial Private Placement of Adirondack( "ADP') MRK will prepare the offering memorandum, printing costs, filing of 15c211 and filing of Form 10 with SEC. Cost: $75,000.

The invoice is due in full upon receipt and may be paid in cash, or we will agree to take payment in the form of 2,000,000 common shares of stock of Adirondack Pure Springs Water MT. Water Co. Please issue the above 2,000,000 shares as attached schedule.

It is further agreed that 1,000,000 shares of the above 2,000,000 will be issued and delivered to MRK or its assigns upon signing this Agreement and 1,000,000 shares to be issued and be held at escrow for maximum duration of 90 days with Mr. Joel Scoffed Esq. The above 1,000,000 shares which is being held in escrow will be released to MRK or its assigns upon completion of the services outlined above.

/s/Judith Outman                    /s/David Sackler, President
MRK Enterprises, Inc.            Adirondack Pure Springs Mt. Water Co., Inc.